GERMAN AMERICAN BANCORP, INC.
INCENTIVE COMPENSATION RECOVERY POLICY
Introduction
The Board of Directors of German American Bancorp, Inc. (the “Board”) believes that it is in the best interests of German American Bancorp, Inc. (the “Corporation”) and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Corporation’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recovery of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).
Administration
This Policy shall be administered by the Board or, if so designated by the Board, the Compensation/Human Resources Committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
Covered Executives
This Policy applies to the Corporation’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Corporation’s securities are listed (the “Exchange”), and such other officers and employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).
Recovery; Accounting Restatement
In the event the Corporation is required to prepare an accounting restatement of its financial statements due to the Corporation’s material noncompliance with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare an accounting restatement.
Incentive Compensation
For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure, and includes:

(1)annual incentive awards under the Corporation’s Management Incentive Plans in effect from time to time;
(2)vested or unvested equity-based awards under the Corporation’s 2019 Long-Term Equity Incentive Plan, as amended from time to time, or any successor plan; and
(3)any other incentive based compensation in respect of any Corporation plan or agreement;
that, in each case, are or is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure. For the avoidance of doubt, equity- or cash-based awards that are granted, earned and vest exclusively on the basis of continued employment, without any financial performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures, do not constitute Incentive Compensation.
For purposes of this Policy, “Financial Reporting Measures” means measures (including GAAP and non-GAAP financial measures) that are determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any measures derived wholly or in part from such measures, as well as the Corporation’s stock price and total shareholder return.
Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation received by the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.
If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.
Method of Recovery
The Board will determine, in its sole discretion, the method or methods for recovering excess Incentive Compensation hereunder, which may include, without limitation:
(a)requiring reimbursement of cash Incentive Compensation previously paid;
(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)offsetting the recovered amount from any compensation otherwise owed by the Corporation to the Covered Executive;
(d)cancelling outstanding vested or unvested equity awards; and/or
(e)taking any other remedial and recovery action permitted by law, as determined by the Board.

The methods for recovering Incentive Compensation hereunder need not be the same for, or applied in the same manner to, each Covered Executive, provided that any such method shall provide for reasonably prompt recovery and otherwise comply with any requirements of the Exchange.
No Indemnification
The Corporation shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.
Interpretation
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission (the “SEC”) or the Exchange.
Effective Date
This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after October 2, 2023.
Amendment; Termination
This Policy may be amended from time to time or terminated by the Board, in each case, at its discretion; provided, however, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Corporation to violate any federal securities laws or any rules or regulations of the SEC or the Exchange.
Other Recovery Rights
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery or recoupment that may be available to the Corporation pursuant to the terms of any other policy of the Corporation or any provision in any compensatory plan or arrangement, employment agreement, equity award agreement, or similar plan, arrangement or agreement and any other legal rights and remedies available to the Corporation, or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities.

Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the Exchange.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Adopted: October 30, 2023